Mail Stop 4561

June 4, 2007

Gregory A. Smith
Senior Vice President and Chief Financial Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin

> **RE: Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-15403**

Dear Mr. Smith,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief